UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

CARROLS RESTAURANT GROUP, INC.

(Name of issuer)

Common Stock, Par Value $0.01

(Title of class of securities)

14574X104

(CUSIP number)

Jill Granat Burger King Holdings, Inc. 5505 Blue Lagoon Drive Miami, FL 33126 (305) 378-3000	with copies to: Kara L. MacCullough Greenberg Traurig, P.A. 401 East Las Olas Boulevard Suite 2000 Fort Lauderdale, FL 33301

(Name, address and telephone number of person authorized to receive notices and communications)

May 30, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7 Pages)

SCHEDULE 13D

CUSIP No. 14574X104	Page 2 of 7 Pages

(1)	Names of reporting persons Burger King Holdings, Inc (IRS Identification Number 75-3095469)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,609,203 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,609,203 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,609,203 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.9% (1)
(14)	Type of reporting person (see instructions) CO

(1)	See Item 5(a) below.

SCHEDULE 13D

CUSIP No. 14574X104	Page 3 of 7 Pages

Item 1.	Security and Issuer.

This Statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Carrols Restaurant Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 968 James Street, Syracuse, New York 13203.

Item 2.	Identity and Background.

This Statement is being filed by Burger King Holdings, Inc., a Delaware corporation (the “Reporting Person”). The principal executive offices of the Reporting Person are located at 5505 Blue Lagoon Drive, Miami, Florida 33126. The Reporting Person is a holding company that owns 100% of the issued and outstanding common stock of Burger King Corporation, a Florida corporation (“BKC”), an entity engaged in the business of franchising and operating fast food hamburger restaurants, principally under the Burger King® brand. This Statement is being filed to report the indirect beneficial ownership by the Reporting Person of shares of Common Stock of the Issuer held by BKC. The Reporting Person is a wholly-owned subsidiary of Burger King Worldwide Holdings, Inc. (“BK Worldwide”). Due to its indirect ownership of 100% of the outstanding common stock of BKC (through its ownership of the outstanding common stock of the Reporting Person), BK Worldwide may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by BKC. Bernardo Hees currently serves as Chief Executive Officer of each of the Reporting Person and BK Worldwide and Daniel S. Schwartz serves as Executive Vice President and Chief Financial Officer of the Reporting Person. As a result, each of Mr. Hees and Mr. Schwartz may be deemed to indirectly control BKC and, therefore, may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by BKC.

During the last five years, neither the Reporting Person, BKC, BK Worldwide nor any of their respective executive officers or directors (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 26, 2012, the Issuer, Carrols LLC, an indirect wholly-owned subsidiary of the Issuer, and BKC entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) pursuant to which the Issuer, through Carrols LLC, agreed to purchase 278 of BKC’s company-owned Burger King® restaurants located in Ohio, Indiana, Kentucky, Pennsylvania, North Carolina, South Carolina and Virginia (collectively, the “Transferred Restaurants”). As consideration for the sale of the Transferred Restaurants, the Issuer agreed to pay to BKC equity and cash compensation consisting of: (a) 100 shares of Series A Convertible Preferred Stock of the Issuer, which represents 28.9% of the Issuer’s outstanding equity securities on a fully diluted basis (the “Series A Preferred Stock”), (b) certain cash payments payable at the closing of the transaction of approximately $2.9 million (subject to adjustment) for cash on hand and inventory at the Transferred Restaurants and (c) other cash payments of approximately $13.3 million, with approximately $9.6 million to be paid at closing of the transaction and the balance to be paid over five years.

The transactions contemplated by the Asset Purchase Agreement were consummated on May 30, 2012, and the Issuer issued 100 shares of Series A Preferred Stock to BKC on that date. The Series A Preferred Stock was issued pursuant to a Certificate of Designation (the “Certificate of Designation”) filed with the Secretary of State of the State of Delaware on May 29, 2012. Pursuant to the Certificate of Designation, each share of Series A Preferred

SCHEDULE 13D

CUSIP No. 14574X104	Page 4 of 7 Pages

Stock is convertible into 94,145.80 shares of Common Stock (the “Conversion Shares”), provided that the Issuer will not issue more than 4,609,203 Conversion Shares (in the aggregate) unless and until the Issuer obtains stockholder approval permitting such issuances in accordance with applicable NASDAQ Stock Market Rules (the “Issuance Limitation”). Pursuant to the Certificate of Designation, the Series A Preferred Stock and the Conversion Shares are subject to a three-year restriction on transfer by BKC from the date of the issuance of the Series A Preferred Stock (the “Holding Period”). The Series A Preferred Stock will vote with the Common Stock on an as-converted basis (subject to the Issuance Limitation). The holders of Series A Preferred Stock will be entitled to receive dividends payable on the Common Stock (other than dividends payable solely in shares of Common Stock) on an as converted basis without regard to the Issuance Limitation. The holders of Series A Preferred Stock will be entitled to a liquidation preference of $0.01 per share and thereafter will be entitled to share ratably (on an as-converted basis without regard to the Issuance Limitation) with the Common Stock in the distribution of any remaining assets.

The foregoing summary of each of the Asset Purchase Agreement and the Certificate of Designations is not intended to be complete and is qualified by reference to the copy of each such document included as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4.	Purpose of the Transaction.

As described in Item 3 above, BKC acquired the shares of Series A Preferred Stock of the Issuer as consideration for the sale of the Transferred Restaurants to the Issuer pursuant to the Asset Purchase Agreement. Except as set forth below, the Reporting Persons do not have any plans which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

(a) On March 26, 2012, BKC entered into a Voting Agreement with each of Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, JCP Partners IV LLC (collectively, the “JCP Group”) (collectively, the “Jefferies Voting Agreements”), and Daniel T. Accordino, the Chief Executive Officer, President and a director of the Issuer (the “Accordino Voting Agreement” and together with the Jefferies Voting Agreements, the “Voting Agreements”), pursuant to which the JCP Group and Mr. Accordino agreed to vote their respective shares of Common Stock in favor of a proposal at the next annual meeting of the Issuer’s stockholders and any subsequent meeting of the Issuer’s stockholders, if necessary, to remove the Issuance Limitation. The Voting Agreements will terminate upon the earliest to occur of (i) the date on which the removal of the Issuance Limitation is approved by the CRG stockholders and (ii) December 31, 2013.

(d) Pursuant to the Certificate of Designation, BKC has the right to elect two members of the Issuer’s Board of Directors as Class A members until the date on which the number of shares of Common Stock into which the outstanding shares of Series A Preferred Stock held by BKC are then convertible constitutes less than 14.5% of the total number of outstanding shares of Common Stock (the “Director Step-Down Date”). From the Director Step-Down Date to the date on which the number of shares of Common Stock into which the outstanding shares of Series A Preferred Stock held by BKC are then convertible constitute less than 10% of the total number of outstanding shares of Common Stock or the date on which there is a prohibited transfer of the Series A Preferred Stock or the Conversion Shares during the Holding Period, BKC will have the right to elect one member to the Issuer’s Board of Directors as a Class A member. Effective as of the closing of the transaction, the Board of Directors of the Issuer set the size of the Board of Directors at seven members and appointed Daniel Schwartz and Steven Wiborg as Class A Directors of the Issuer. The Class A Directors are a separate class of directors on the Board of Directors from the Class I, Class II and Class III directors of the Board of Directors.

The foregoing summary of the Voting Agreements and the Certificate of Designations is not intended to be complete and is qualified by reference to the copy of each such document included as an exhibit to this Schedule 13D and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 14574X104	Page 5 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

(a) As a result of its ownership of 100% of the outstanding common stock of BKC, as of the date of this Statement, the Reporting Person indirectly beneficially owns 4,609,203 shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock of the Issuer (the “Presently Convertible Shares”). Such shares represent 19.9% of the outstanding Common Stock as of the date of this Statement. Following the receipt of stockholder approval in accordance with applicable NASDAQ Stock Market Rules, the Reporting Person will indirectly beneficially own an additional 4,805,377 shares of which, together with the Presently Convertible Shares, represent 28.9% of the outstanding equity securities of the Issuer as of the date of this Statement (on a fully diluted basis). Due to its indirect ownership of 100% of the outstanding common stock of BKC (through its ownership of the outstanding common stock of the Reporting Person), BK Worldwide may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by BKC. Due to their positions with the Reporting Person and BK Worldwide and the Reporting Person respectively, each of Bernardo Hees and Daniel S. Schwartz may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by BKC.

(b) As a result of its ownership of 100% of the outstanding common stock of BKC, the Reporting Person indirectly possesses sole voting and dispositive power over the shares of Common Stock described in paragraph (a) above. For the reasons described in paragraph (a) above, each of BK Worldwide, Bernardo Hees and Daniel S. Schwartz may be deemed to indirectly possess sole voting and dispositive power over the shares of Common Stock described in paragraph (a) above.

(c) No transactions in the Common Stock have been effected by the Reporting Person or BKC during the 60 days prior to the date of this Statement.

(d) As a result of its ownership of 100% of the outstanding common stock of BKC, the Reporting Person indirectly has the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in paragraph (a) above.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Items 3 and 4 of this Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 7.1	Asset Purchase Agreement, dated as of March 26, 2012, among Carrols Restaurant Group, Inc., Carrols LLC and Burger King Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 28, 2012).

Exhibit 7.2	Amendment No. 1 to Asset Purchase Agreement, dated as of May 30, 2012, among Carrols Restaurant Group, Inc., Carrols LLC and Burger King Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 1, 2012).

SCHEDULE 13D

CUSIP No. 14574X104	Page 6 of 7 Pages

Exhibit 7.3	Form of Certificate of Designation of Series A Convertible Preferred Stock of Carrols Restaurant Group, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 1, 2012).

Exhibit 7.4	Voting Agreement, dated as of March 26, 2012, between Burger King Corporation and Jefferies Capital Partners IV L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 28, 2012).

Exhibit 7.5	Voting Agreement, dated as of March 26, 2012, between Burger King Corporation and Jefferies Employee Partners IV LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on March 28, 2012).

Exhibit 7.6	Voting Agreement, dated as of March 26, 2012, between Burger King Corporation and JCP Partners IV LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on March 28, 2012).

Exhibit 7.7	Voting Agreement, dated as of March 26, 2012, between Burger King Corporation and Daniel T. Accordino (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on March 28, 2012).

SCHEDULE 13D

CUSIP No. 14574X104	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2012	BURGER KING HOLDINGS, INC.

	By:	/s/ Jill Granat
	Name:	Jill Granat
	Title:	Senior Vice President, General Counsel and Secretary